 Exhibit 99.2

DXC Technology to Acquire Leading Digital Innovator Luxoft

Access to Digital Talent, Complementary Capabilities Promise to Catalyze Growth

TYSONS, VA and NEW YORK, NY, Jan. 7, 2019 — DXC Technology (NYSE: DXC) and Luxoft Holding, Inc (NYSE: LXFT) today announced a definitive agreement for DXC to acquire Luxoft, a global-scale digital innovator with differentiated offerings, deep vertical industry expertise and world-class digital talent.

Pursuant to the agreement between DXC and Luxoft, all of the issued and outstanding Luxoft Class A and Class B ordinary shares will receive $59.00 per share in cash, representing a total equity value of approximately $2 billion.

Together, DXC and Luxoft will offer a differentiated customer value proposition for end-to-end digital transformation by combining Luxoft’s digital engineering capabilities with DXC’s expertise in IT modernization and integration. The acquisition will accelerate the digital growth and scale-out strategy outlined by DXC at its Investor Day last fall, and will broaden access to key digital talent.

Luxoft provides digital strategy consulting and engineering services for companies across North America, Europe and the Asia Pacific region. Headquartered in Zug, Switzerland, the company achieved $911 million in revenue over the last four reported quarters, with a strong, double-digit compound annual growth rate (CAGR) over the last three years.

“Luxoft and DXC are highly complementary, and our shared vision of digital transformation makes this strategic combination a great fit for both organizations -- as well as enormously beneficial for our clients,” said Mike Lawrie, chairman, president and CEO, DXC Technology. “Luxoft has a proven track record and expertise in producing measurable business outcomes at-scale for global clients across key industries, including automotive and financial services. The addition of Luxoft accelerates DXC’s growth strategy as we equip the company to meet the digital requirements of our clients today and in the future.”

A Digital Leader

Luxoft offers differentiated digital capabilities in areas such as analytics, UX/UI, IoT and blockchain, and is a significant player in outsourced engineering services, cloud and devops. Luxoft brings strong vertical expertise in key industries, including automotive (digital cockpit, autonomous drive, connected mobility), financial services (digital consulting, regulatory & compliance, platform implementation) and healthcare/life sciences (digital lab, customer engagement). Luxoft also brings a strong portfolio of other industry offerings for travel, media & communications and energy & utilities.

Together, Luxoft and DXC will have industry expertise that is both broad and deep. The combined company will be able to offer:

●	End-to-end digital capabilities for the financial services industry, with a true global footprint;
●	New services in insurance, where DXC is a recognized industry leader;
●	Unmatched offerings for the automotive industry, combining Luxoft’s knowledge and experience in car systems with DXC’s capabilities in cloud and security for connected auto services; and
●	Industry-leading services in healthcare and life sciences, bringing together DXC’s experience in specialized systems with Luxoft’s digital capabilities.

Luxoft has a highly skilled digital workforce of close to 13,000 people, the majority of whom have a master’s degree or PhD, along with a deep industry background. The company built and operates a unique talent acquisition and management platform that consistently delivers on-time digital hiring, with an ability to leverage the platform across DXC to improve hiring efficiency.

Luxoft serves marquee clients in every region, with particular depth in European markets. In the automotive space, the combined company -- Luxoft plus DXC -- will serve more than 20 manufacturers and OEMs across North America, Europe and the Asia Pacific region. The combined company will serve half of the top financial institutions in the Americas and Europe.

Luxoft will maintain its brand and operate as “A DXC Technology Company,” and will continue to be led by Dmitry Loschinin, the company’s current president and CEO, who will report to Lawrie.

“Our success in recent years has been led by our talent and ability to design, develop and deliver truly innovative digital solutions tailored to client business needs,” Loschinin said. “Aligning with DXC presents an exciting opportunity to unlock new value for our people, clients and partners. We will gain the scale, resources and market presence to better serve and compete, and to more rapidly realize our vision. As part of DXC, we will preserve Luxoft’s differentiated capabilities and culture while driving growth for the combined company.”

Transaction Benefits

The acquisition of Luxoft will expand DXC’s digital offerings portfolio, broaden its presence in high-growth verticals, enhance access to engineering talent globally and strengthen DXC’s digital value proposition overall. The focus of the transaction will be on accelerating growth for DXC, with a focus on cross-selling digital services, expanding into new markets and scaling digital talent.

The combined company will benefit from Luxoft’s differentiated solutions, platforms, delivery model and IP -- as well as industry-leading partnerships that complement DXC’s own. Revenue synergies are expected to come from cross-selling Luxoft offerings across the DXC portfolio, while bringing DXC’s expertise in IT modernization and digital integration to Luxoft clients.

About the Transaction

Closing of the transaction is anticipated by June 2019 and is subject to customary conditions and regulatory approvals. Shareholders representing approximately 83 percent of the total voting power of Luxoft have delivered written consents in support of the transaction, as a result of which the requisite Luxoft shareholder approval has been obtained.

DXC expects the combination to be value accretive, driven by complementary capabilities and offerings, differentiated solutions for customers in large end-to-end digital transformations, a consistent pipeline of digital talent, and access to fast-growth verticals. Together, DXC and Luxoft will address the full spectrum of business-driven digital initiatives, from modernizing legacy IT systems to delivering transformational digital solutions at scale.

Opportunities for Key Stakeholders

The combination of Luxoft with DXC will create new opportunities for clients, employees, and partners:

●	For clients, the combined company will create a new, end-to-end digital transformation proposition and integrated offers for key industry verticals. The combined company will offer differentiated digital platforms that integrate the best capabilities from both companies. Greater access to digital talent will shorten project cycle times, and an expanded delivery center footprint will bring digital capabilities closer to clients.
●	For employees, especially designers and engineers, expanded end-to-end capabilities will provide access to the latest technologies and innovations -- with the ability to implement solutions at a global scale. The combined company also will offer significant opportunities for professionals to expand their digital skills, including access to the latest certification programs from technology partners.
●	And partners themselves will be able to work with an independent company that combines the best front-end digital capabilities with unmatched skills in IT modernization and integration.

Conference Call Today

DXC and Luxoft senior management will host a conference call and webcast today at 8:30 a.m. EST. The dial-in number for domestic callers is (888) 220-8451. Callers who reside outside of the United States should dial +1 (323) 794-2588. The passcode for all participants is 2797121. The webcast audio and any presentation slides will be available on DXC Technology’s Investor Relations website.

A replay of the conference call will be available from approximately two hours after the conclusion of the call until January 14, 2019. Replay numbers can be found at the following link. The replay passcode is also 2797121.

Guggenheim Securities and BofA Merrill Lynch acted as financial advisors and Latham & Watkins LLP acted as legal counsel to DXC, with Harney Westwood & Riegel LP acting as British Virgin Islands counsel to DXC. Credit Suisse acted as financial advisor and White & Case LLP acted as legal counsel to Luxoft, with Conyers Dill & Pearman acting as British Virgin Islands counsel to Luxoft.

About Luxoft

Luxoft (NYSE: LXFT) is a global technology services and consulting partner that provides bespoke technology solutions to customers in 22 countries across five continents. Founded in 2000, Luxoft combines engineering excellence with deep industry expertise to deliver and implement technology solutions that drive business change. Through a combination of strategy, consulting and engineering services, Luxoft’s global teams use technology to enable business transformation, enhance customer experiences and boost operational efficiency. With over 280 active clients, Luxoft specializes in automotive, financial services, healthcare, life sciences, telecommunications and other industries. For more information, please visit www.luxoft.com and follow us on Twitter and LinkedIn.

About DXC Technology

As the world's leading independent, end-to-end IT services company, DXC Technology (NYSE: DXC) leads digital transformations for clients by modernizing and integrating their mainstream IT, and by deploying digital solutions at scale to produce better business outcomes. The company’s technology independence, global talent, and extensive partner network enable 6,000 private and public-sector clients in 70 countries to thrive on change. DXC is a recognized leader in corporate responsibility. For more information, visit dxc.technology and explore THRIVE, DXC’s digital destination for changemakers and innovators.

Cautionary Note Regarding Forward-looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” These statements represent DXC’s and/or Luxoft’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are outside DXC’s and/or Luxoft’s control, and no assurance can be given that the results described in such statements will be achieved. Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction announced above including risks relating to the completion of the transaction on anticipated timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of DXC and Luxoft. For a written description of risk factors that could cause actual result in DXC’s and/or Luxoft’s business to differ materially from forward looking statements regarding those matters, see the section titled “Risk Factors” in DXC’s most recent Annual Report on Form 10-K, DXC’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2018 and September 30, 2018, Luxoft’s most recent Annual Report on Form 20-F and any updating information in subsequent SEC filings, as well as the Information Statement to be furnished by Luxoft on Form 6-K, once available. Each of DXC and Luxoft disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.

Additional Information

This communication is being made in respect of the proposed acquisition of Luxoft by DXC. Because the proposed transaction has already been approved by the requisite majority of Luxoft’s shareholders, Luxoft will not be soliciting proxies or holding a shareholder meeting in connection with the proposed transaction. Luxoft will prepare an Information Statement for its holders of ordinary shares describing the proposed transaction. When completed, the Information Statement will be mailed to holders of Luxoft’s ordinary shares and furnished to the SEC by Luxoft on Form 6-K. HOLDERS OF LUXOFT’S ORDINARY SHARES ARE ADVISED TO READ THE INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE RIGHTS OF SHAREHOLDERS. Holders of Luxoft’s ordinary shares may obtain a free copy of the Information Statement to be furnished to the SEC by Luxoft and other documents filed with or furnished to the SEC by Luxoft at the SEC’s web site at http://www.sec.gov. Free copies of the Luxoft’s most recent Annual Report on Form 20-F, the Information Statement on Form 6-K, once available, and each other document Luxoft files with or furnishes to the SEC may also be obtained from Luxoft’s web site at www.luxoft.com.

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DXC Technology Contacts:

Rich Adamonis

Corporate Media Relations

+1 862.228.3481

radamonis@dxc.com

Jonathan Ford

Investor Relations

+1 703.245.9700

jonathan.ford@dxc.com

Luxoft Contacts:

Patrick Corcoran

Marketing & Communications

+1 631.964.9900, x2453

PCorcoran@luxoft.com

Tracy Krumme

Investor Relations

+1 212.964.9900, x2460

Robert Maccabe

Public Relations

(t) +44 (0)20 3828 2346 (m) +44 7950 517 83

RMmaccabe@luxoft.com

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